

July 12, 2011

Via E-mail
James G. Gilbertson
Chief Financial Officer
Granite City Food & Brewery Ltd.
5402 Parkdale Drive, Suite 101
Minneapolis, MN 55416

> **Re:** **Granite City Food & Brewery Ltd.**
> **Registration Statement on Form S-3**
> **Filed June 15, 2011**
> **File No. 333-174908**

Dear Mr. Gilbertson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise to name Concept Development Partners LLC as an underwriter or provide a detailed legal analysis as to why this is not necessary. In addition, in light of the fact that the selling shareholder appears to be an underwriter, please provide a legal analysis as to why you are eligible to conduct a primary offering of securities on Form S-3. Otherwise, please refile on the appropriate form.

Cover Page of Registration Statement

2. We note that in footnote (3) to the fee table, you state that the amount of registered shares includes an "estimated 1,000,000 shares" that may become issuable as dividends. Please clarify whether this is the maximum number of shares that can be issued and confirm your understanding that for any additional shares issued, you must file a new registration statement to register the offering of these shares. Alternatively, advise.

Prospectus Summary, page 4

3. Please disclose in the first paragraph of this section your revenues and net losses for the last three fiscal years and your accumulated deficit of approximately $55.8 million.

4. Please revise to provide a "Recent Developments" section to disclose the material terms of the share issuance to Concept Development Partners LLC.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

James G. Gilbertson
Granite City Food & Brewery Ltd.
July 12, 2011
Page 3

Please contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief